SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)1

                          SARATOGA BEVERAGE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   803436 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 25, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 803436 10 4                13D           Page 2 of 9 Pages
------------------------------                   -------------------------------





================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF           7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                      275,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                     8          SHARED VOTING POWER

                                  -0-
            --------------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                  275,000
            --------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      275,000
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.5%*
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

                      PN
================================================================================

---------------------
* See Item 5 for Determination of Percentage of Class

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CUSIP No. 803436 10 4                13D           Page 3 of 9 Pages
------------------------------                   -------------------------------




================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                      00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF           7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                      298,666
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                     8          SHARED VOTING POWER

                                  - 0 -
            --------------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                  298,666
            --------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      298,666
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.4%*
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

                      IN
================================================================================

--------------------------
* See Item 5 for Determination of Percentage of Class

181695.1

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CUSIP No. 803436 10 4                13D           Page 4 of 9 Pages
------------------------------                   -------------------------------




         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           Security and Issuer.
                  --------------------

                  This Statement relates to the Class A Common Stock, $0.01 par value per share ("Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11 Geyser Road, Saratoga Springs, New York 12866.


Item 2.           Identity and Background.
                  ------------------------

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G.
Lichtenstein.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Issuer's shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Lichtenstein is a citizen of the United States of America.

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CUSIP No. 803436 10 4                13D           Page 5 of 9 Pages
------------------------------                   -------------------------------


Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  On February 25, 1998, Steel Partners II entered into a Securities Purchase Agreement with the Issuer (the "Issuer Securities Purchase Agreement") whereby Steel Partners II purchased 275,000 shares of Common Stock at a price of $2.25 per share. Mr. Lichtenstein holds options to purchase 58,000 shares of Common Stock, of which options to purchase 23,666 shares of Common Stock are exercisable within sixty (60) days of this Schedule 13D.

                  The aggregate purchase price of the 275,000 shares of Common Stock owned by Steel Partners II is $618,750. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4.           Purpose of Transaction.
                  -----------------------

                  The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

                  Other than in connection with Mr. Lichtenstein's duties as a director of the Company, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  (a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 2,880,705 shares, which is the total number of shares of Common Stock outstanding as of February 25, 1998 as represented by (i) the Issuer in the Securities Purchase Agreement dated February 25, 1998 between the Issuer and Steel Partners II, plus (ii) the shares issued to Steel

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CUSIP No. 803436 10 4                13D           Page 6 of 9 Pages
------------------------------                   -------------------------------

Partners II pursuant to such agreement, plus (iii) shares recently issued by the Issuer pursuant to various Securities Purchase Agreements plus (iv) options held by Mr. Lichtenstein to purchase 23,666 shares of Common Stock exercisable within sixty (60) days of this Schedule 13D.

                  As of the close of business on February 25, 1997, Steel Partners II beneficially owns 275,000 shares of Common Stock, constituting approximately 9.5% of the shares outstanding. Mr. Lichtenstein beneficially owns 298,666 shares of Common Stock, representing approximately 10.4% of the shares outstanding, which includes options to purchase 23,666 shares of Common Stock exercisable within sixty (60) days of this Schedule 13D. Mr. Lichtenstein has sole voting and dispositive power with respect to the 275,000 shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such shares. All of such shares of Common Stock were acquired in open-market transactions.

                  (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the shares reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

                  (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

                  1.       Joint Filing Agreement

                  2. Securities Purchase Agreement by and between Saratoga Beverage Group, Inc. and Steel Partners II, L.P. dated February 25, 1998.

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CUSIP No. 803436 10 4                13D           Page 7 of 9 Pages
------------------------------                   -------------------------------


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1998                      STEEL PARTNERS II, L.P.

                                                 By:      Steel Partners, L.L.C.
                                                          General Partner

                                                 By:/s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                    /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    WARREN G. LICHTENSTEIN

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CUSIP No. 803436 10 4                13D           Page 8 of 9 Pages
------------------------------                   -------------------------------




                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------





    Shares of Common                Price Per                       Date of
     Stock Purchased                  Share                        Purchase
    ----------------                ---------                      --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

       275,000                        $2.25                         2/25/98








                               WARREN LICHTENSTEIN
                               -------------------

                                      None.

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CUSIP No. 803436 10 4                13D           Page 9 of 9 Pages
------------------------------                   -------------------------------




                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                                     Page
-------                                                                     ----

1.       Joint Filing Agreement                                             10

2.       Securities Purchase Agreement by and between                       11
         Saratoga Beverage Group, Inc. and Steel Partners
         II, L.P. dated February 25, 1998.

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 4, 1998 (including amendments thereto) with respect to the Common Stock of Saratoga Beverage Group, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  March 4, 1998                      STEEL PARTNERS II, L.P.

                                                 By:      Steel Partners, L.L.C.
                                                          General Partner

                                                 By:/s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    Warren G. Lichtenstein
                                                    Chief Executive Officer

                                                    /s/ Warren G. Lichtenstein
                                                    ----------------------------
                                                    WARREN G. LICHTENSTEIN